January 11, 2010

Via facsimile (202-772-9204) and US Mail

John Fieldsend, Attorney-Advisor

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	PC Connection, Inc.
Annual Report on Form 10-K for the Year Ended
December 31, 2008, Filed March 16, 2009
File No. 0-23827, and Related Filings

Dear Mr. Fieldsend:

We are in receipt of your letter dated December 31, 2009, commenting on our 2008 Form 10-K filing and our various 2009 filings. Your letter requires that we respond within 10 business days (which I calculate to be Friday, January 15) or advise you when we will respond. I have been reviewing the SEC’s comments relating to those filings, and my staff and I have been busy planning, gathering necessary information and otherwise working on creating appropriate responses.

I have also, however, reviewed the band-width of my staff during this busy year-end financial close and have determined that we will need additional time to provide adequate responses. We are all heavily occupied in closing the books, working with the auditors and finalizing our 2009 financial results, which we will be initially reporting in our press release on February 4. Accordingly, I request that we be granted until February 12 to complete and submit our responses to your December 31 letter. I noted that most of the comments relate to prospective disclosure changes, and those changes will be incorporated in our 2009 Form 10-K report and 2010 Proxy Statement. I assure you that we will try to respond earlier if we can, and we can most certainly file the amended 8-K report, containing the schedules and exhibits requested in your comment no. 2, well before that date.

I have attempted to call you but was unsuccessful, so I am sending this letter request to be delivered by fax with a hard copy to follow in the mail. Please let me know, either by fax or by telephone, whether this extension of time is acceptable. I can be reached by telephone at (603) 683-2156 or (603) 859-0134, or by fax to my assistant, Janice Rush, at (603) 683-1334. You may also contact Stephen Baldridge, our Corporate Controller, at (603) 683-2052.

Thank you for your consideration of this request.

Yours truly,

/s/ Jack L. Ferguson Jack L. Ferguson
Executive Vice President and CFO

JLF:jar

cc:	H. Christopher Owings, Assistant Director

Stephen Baldridge, Sr. Vice President of Finance & Corporate Controller